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August 20, 2020

VIA E-MAIL

Mr. Perry Hinden, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Sky Solar Holdings, Ltd.

Schedule TO-T/13E-3 Amendment No. 2

Filed July 27, 2020 by Square Acquisition Co., Square Limited et. al

File No. 005-88608

Dear Mr. Hinden:

On behalf of Square Acquisition Co., Square Limited, Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment (H.K.) Limited, Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson (collectively, the “Offeror Group”), in connection with its offer to purchase all of the issued and outstanding ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) including all Ordinary Shares represented by American depositary shares (the “ADSs,” each representing twenty Ordinary Shares), of Sky Solar Holdings, Ltd. (“SKYS” or the “Company”), not owned by the Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL Transportation Holdings Limited, which shall be tendered in the Offer) we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 28, 2020 with respect to Amendment No. 2 to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, File No. 005-88608 (the “Schedule TO/13E-3”), filed on July 6, 2020 by the Offeror Group. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Offeror Group.

Securities and Exchange Commission

August 20, 2020

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Offer to Purchase (“Offer to Purchase Amendment No. 3”), filed as Exhibit (a)(1)(x) to the Amendment No. 3 to the Schedule TO-T (“Schedule TO-T Amendment No. 3”), concurrently with the submission of this letter in response to the Staff’s comments. Offer to Purchase Amendment No. 3 incorporates the changes made in response to the Staff’s comments. In addition, a marked copy of the Offer to Purchase indicating changes made by Offer to Purchase Amendment No. 3 against the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO-T on July 6, 2020 (the “Offer to Purchase”), is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase, as amended by Offer to Purchase Amendment No. 3.

The Offeror Group will disseminate Schedule TO-T Amendment No. 3, together with Offer to Purchase Amendment No. 3, as soon as possible.

Exhibit (a)(1)(ix) Amendment No. 2 to Offer to Purchase

General

1.	Refer to prior comment 1 of my letter to you dated July 15, 2020. It does not appear that either Amendment No. 1 or No. 2 amended Item 10 to the Schedule TO to indicate that there is now a Financing Condition. Refer to your response to prior comment 1. While you may choose to continue to conclude that financial information with respect to the Offeror Group is not material, the disclosure in Item 10 is factually inaccurate given that the Offer is subject to the Financing Condition. Please revise Item 10 of the Schedule TO accordingly.

In response to the Staff’s comment, the Offeror Group respectfully submits that a revision to Item 10 of the Schedule TO is no longer necessary in light of the disclosure of satisfaction of the Financing Condition.

Please refer to pages 3-4 of Offer to Purchase Amendment No. 3 for applicable revisions regarding satisfaction of the Financing Condition.

Securities and Exchange Commission

August 20, 2020

2.	Refer to prior comment 2. Given that Amendment No. 2 to the Offer to Purchase discloses that the Offeror Group’s obligation to purchase tendered Shares is subject to the Financing Condition, please either provide the disclosure required by Item 10 of Schedule TO for the Offeror Group, or alternatively, please provide us with your legal analysis as to why such disclosure is not required, notwithstanding the inapplicability of Instruction 2 to Item 10 of Schedule TO. Please consider including in such analysis a discussion of the percentage of shares outstanding currently held by the Offeror Group, both on an absolute basis as well as on total voting power basis.

In response to the Staff’s comment the Offeror Group respectfully submits that, in light of the satisfaction of the Financing Condition, Instruction 2 to Item 10 is applicable and no additional disclosure regarding the Offeror Group’s financial condition is required.

Please refer to pages 3-4 of Offer to Purchase Amendment No. 3 for applicable revisions regarding satisfaction of the Financing Condition.

3.	Refer to prior comment 3. We note that the disclosure in Amendment No. 2 to the Offer to Purchase indicates that “[t]he Offeror Group intends to promptly amend the Offeror Group Submissions...and disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act once the Offeror Group is in a position to make a determination of the impact of these legal proceedings on the Debt Financing.” Similar to our request in prior comment 3, to the extent that the Offeror Group does not amend the Offeror Group Submissions and disseminate additional tender offer materials disclosing satisfaction or waiver of the Financing Condition until after August 21, 2020, please confirm that the Offer will remain open for a minimum of five business days from the date that the material change is first published, sent or given to shareholders. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

In response to the Staff’s comment, the Offeror Group respectfully submits that the Financing Condition has been satisfied, and confirms that the Offer will remain open for five business days from the publication of Schedule TO-T Amendment No. 3 disclosing such deletion.

Please refer to pages 3-4 of Offer to Purchase Amendment No. 3 for applicable revisions regarding satisfaction of the Financing Condition.

Securities and Exchange Commission

August 20, 2020

4.	We note disclosure in the Schedule 14D-9 filed by the Company that “the Special Committee and its financial and legal advisors have not received all information they have requested to allow them to complete a full and deliberate review and evaluation of the material terms and provisions of the Offer...sufficient to enable the Special Committee to take an informed position with respect to the Offer...” The Schedule 14D-9 also discloses that “the financial advisor of the Special Committee, Houlihan Lokey, has not yet received sufficient information to complete its financial analysis and diligence review of the Company...” including “(i) the projected cash flows of certain subsidiaries of the Company, (ii) details on disposal or use of the Company’s assets at the end of current power purchase agreements, and (iii) projected utilization of certain tax loss carryforwards in different regions.” We note disclosure in the Offer to Purchase under the caption “Interests of SKYS’ Directors and Executive Officers in the Offer and the Merger” that four of the directors of the Company’s board are affiliated with the Offeror Group and that Rui Chen, beneficial owner of JNKI and Representative Director of Company subsidiary SSJ, along with other executive officers of the Company, will continue service in the Company following completion of the Rule 13e-3 transaction in positions that are substantially similar to their current positions. With a view towards disclosure, please advise whether (1) any of the Company’s existing management or other Company personnel that are in a position to provide the requested financial information to the Special Committee are part of or affiliated with the Offeror Group and (2) whether the Offeror Group and its affiliates are in a position to either provide or otherwise direct the Company’s existing management to provide such information to the Special Committee. Please identify such management or personnel in your response, to the extent applicable.

In response to the Staff’s comment, the Offeror Group respectfully submits that of the Company’s existing management or other Company personnel that are in a position to provide the requested financial information to the Special Committee, only Hao Wu, Chairman of the Board of Directors of the Company, is affiliated with the Offeror Group. While Hao Wu has directed applicable Company management to provide the requested information, the broad and global scope of the requests and the limitation on Company resources due to COVID-19 have made it not feasible to do so during the timeframe of the Offer.

Except as stated in the prior paragraph, the Offeror Group and its affiliates are not in a position to either provide or otherwise direct the Company’s existing management to provide such information to the Special Committee.

Accordingly, the Offeror Group does not believe that additional disclosure would be relevant to shareholders’ evaluation of the Offer.

If you have any questions regarding the foregoing or wish to discuss any aspect of Schedule TO-T Amendment No. 3, please contact the undersigned by phone at +81-3-3568-2626 or by e-mail at kenji.taneda@skadden.com.

Very truly yours,

/s/ Kenji Taneda, Esq.
Kenji Taneda, Esq.

Enclosures

cc:

Mitsutoshi Nishiyama

Square Limited

Square Acquisition Co.